Camppedia Inc,

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
29100 Amounts Payable - Tudor I. Palaghita	4,261.20
29200 Amounts Payable - Ana R. Palaghita	300.00
Total Long-Term Liabilities	**$4,561.20**
Total Liabilities	**$4,561.20**
Equity	
39000 Retained Earnings	
Net Income	-4,561.20
Total Equity	**$ -4,561.20**
TOTAL LIABILITIES AND EQUITY	**$0.00**